UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Ayr Wellness Inc.

(Name of Issuer)

Restricted Shares, no par value

(Title of Class of Securities)

05475P109

(CUSIP Number)

April 15, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 05475P109

(1)	Names of Reporting Persons FiSai Fund I HoldCo Limited Partnership
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 8,392,564
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 8,392,564

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,392,564
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 8.4%(1)
(12)	Type of Reporting Person (See Instructions) OO

(1)	Based on approximately 99,621,543 shares of the Issuer’s restricted shares outstanding as of February 7, 2024, as reported in the Issuer’s Amendment No. 1 to Form F-10 filed on April 12, 2024.

CUSIP No: 05475P109

(1)	Names of Reporting Persons FiSai Fund I HoldCo GP Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 8,392,564
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 8,392,564

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,392,564
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 8.4%(1)
(12)	Type of Reporting Person (See Instructions) OO

(1)	Based on approximately 99,621,543 shares of the Issuer’s restricted shares outstanding as of February 7, 2024, as reported in the Issuer’s Amendment No. 1 to Form F-10 filed on April 12, 2024.

CUSIP No: 05475P109

(1)	Names of Reporting Persons FiSai US Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 8,392,564
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 8,392,564

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,392,564
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 8.4%(1)
(12)	Type of Reporting Person (See Instructions) IA

(1)	Based on approximately 99,621,543 shares of the Issuer’s restricted shares outstanding as of February 7, 2024, as reported in the Issuer’s Amendment No. 1 to Form F-10 filed on April 12, 2024.

CUSIP No: 05475P109

(1)	Names of Reporting Persons Erich Griffin-Mauff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 8,392,564
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 8,392,564

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,392,564
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 8.4%(1)
(12)	Type of Reporting Person (See Instructions) IN

(1)	Based on approximately 99,621,543 shares of the Issuer’s restricted shares outstanding as of February 7, 2024, as reported in the Issuer’s Amendment No. 1 to Form F-10 filed on April 12, 2024.

CUSIP No: 05475P109

Item 1 (a).	Name of Issuer Ayr Wellness Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices 2601 South Bayshore Drive, 9th Floor, Miami, FL 33133

Item 2 (a).

Name of Person Filing

This Schedule 13G is filed by FiSai Fund I HoldCo Limited Partnership, an Ontario limited partnership (“FiSai”), FiSai Fund I HoldCo GP Inc., an Ontario corporation (the “GP”), FiSai US Management LLC, a Delaware limited liability company (the “Manager”), and Erich Griffin-Mauff, an individual (“Mr. Griffin-Mauff” and, together with FiSai, the GP, and the Manager, the “Reporting Persons”). The GP, the Manager and Mr. Griffin-Mauff may be deemed to control FiSai with respect to the Issuer’s securities and therefore may be deemed to beneficially own the Issuer’s restricted shares held by FiSai. The agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached as Exhibit 99.1 hereto.

Item 2 (b).	Address of Principal Business Office or, if none, Residence c/o FiSai Fund I HoldCo Limited Partnership 11111 Santa Monica Blvd., Ste. 420 Los Angeles, CA 90025

Item 2 (c).	Citizenship See responses to Item 4 on each cover page.

Item 2 (d).	Title of Class of Securities Restricted Shares, no par value

Item 2 (e).	CUSIP Number 05475P109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

(a) See responses to Item 9 on each cover page.
(b) See responses to Item 11 on each cover page.
(c) See responses to Items 5-8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2024

FiSai Fund I HoldCo Limited Partnership

/s/ Erich Griffin-Mauff
Name: Erich Griffin-Mauff
Title: Authorized Person

FiSai Fund I HoldCo GP Inc.

/s/ Erich Griffin-Mauff
Name: Erich Griffin-Mauff
Title: Authorized Person

FiSai US Management LLC

/s/ Erich Griffin-Mauff
Name: Erich Griffin-Mauff
Title: Authorized Person

/s/ Erich Griffin-Mauff
Erich Griffin-Mauff